                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 1998.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 1998 and 1997.

        2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1998 and 1997.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 29, 1999                           By: /s/ Pat Papesh
                                           ------------------------------
                                           Name:  Pat Papesh
                                           Title: Senior Vice-President

                                EXHIBIT INDEX


Exhibit No.

   23                   Consent of Independent Auditors

                                        Audited Financial Statements
                                        and Supplemental Schedules

                                        AMERICAN GREETINGS
                                        RETIREMENT PROFIT SHARING
                                        AND SAVINGS PLAN

                                        Years ended December 31, 1998 and 1997
                                        with Report of Independent Auditors

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

             Audited Financial Statements and Supplemental Schedules

                     Years Ended December 31, 1998 and 1997


                                TABLE OF CONTENTS



Report of Independent Auditors ...............................................   1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................   2
Statements of Changes in Net Assets Available for Benefits....................   4
Notes to Financial Statements ................................................   6

SUPPLEMENTAL SCHEDULES

Form 5500, Item 27a--Schedule of Assets Held for Investment Purposes..........   12
Form 5500, Item 27d--Schedule of Reportable Transactions .....................   13

                         Report of Independent Auditors


Administrative Committee of the American Greetings
   Retirement Profit Sharing and Savings Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Cleveland, Ohio
May 28, 1999

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1998

                                      GROWTH AND    GROWTH AND                  BALANCED FUND BALANCED FUND
                                        INCOME        INCOME                     (STOCKS AND  (STOCKS AND       MONEY
                                     STOCK FUND--   STOCK FUND--     GROWTH        BONDS)--      BONDS)--       MARKET
                                      INDEX TRUST    WINDSOR II    STOCK FUND     WELLINGTON    WELLESLEY        FUND
                                -----------------------------------------------------------------------------------------
 ASSETS
Investments, at fair value:
   Shares in registered
   investment companies:
     Vanguard Index Trust--
       500 Portfolio                 $ 178,738,479
     Vanguard/PRIMECAP Fund                                       $ 176,764,139
     Vanguard/Wellington Fund                                                    $ 56,270,038
     Vanguard Money Market
       Reserves--Prime Portfolio                                                                             $ 50,836,126
     Bond Index/IC Fund
     Vanguard/Windsor II                            $ 28,109,908
     Vanguard/Wellesley Income
       Fund                                                                                    $ 9,401,421
     Vanguard International
       Growth Portfolio
   Common Stock of American
     Greetings Corporation
   Deposits with insurance companies
   Participant notes receivable
                                     ------------------------------------------------------------------------------------
Total investments                      178,738,479    28,109,908    176,764,139    56,270,038    9,401,421     50,836,126

Receivables:
   Employer's contribution               5,937,070     1,110,249      6,446,039     1,967,918      320,434      3,246,860
   Participants' contributions             289,975        71,932        301,960       102,385       22,326         86,006
                                     ------------------------------------------------------------------------------------
Total receivables                        6,227,045     1,182,181      6,747,999     2,070,303      342,760      3,332,866
                                     ------------------------------------------------------------------------------------
Total assets                           184,965,524    29,292,089    183,512,138    58,340,341    9,744,181     54,168,992

LIABILITIES
Accrued liabilities
                                     ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS    $ 184,965,524  $ 29,292,089  $ 183,512,138  $ 58,340,341  $ 9,744,181   $ 54,168,992
                                     ====================================================================================

                                        BOND INDEX/
                                        INVESTMENT    INTERNATIONAL      COMPANY    PARTICIPANT
                                       CONTRACT FUND   STOCK FUND      STOCK FUND    LOAN FUND        TOTAL
                                       ------------------------------------------------------------------------
 ASSETS
Investments, at fair value:
   Shares in registered
   investment companies:
     Vanguard Index Trust--                                                                       $ 178,738,479
       500 Portfolio                                                                                176,764,139
     Vanguard/PRIMECAP Fund                                                                          56,270,038
     Vanguard/Wellington Fund
     Vanguard Money Market                                           $     52,867                    50,888,993
       Reserves--Prime Portfolio
     Bond Index/IC Fund                $ 160,585,592                                                160,585,592
     Vanguard/Windsor II                                                                             28,109,908
     Vanguard/Wellesley Income                                                                        9,401,421
       Fund
     Vanguard International                            $ 6,601,072                                    6,601,072
       Growth Portfolio
   Common Stock of American                                          $ 40,275,815                    40,275,815
     Greetings Corporation                 2,370,196                                                  2,370,196
   Deposits with insurance company                                                  $ 1,361,841       1,361,841
   Participant notes receivable        ------------------------------------------------------------------------
                                         162,955,788     6,601,072     40,328,682     1,361,841     711,367,494
Total investments

Receivables:                               5,837,425       405,761      2,037,118                    27,308,874
   Employer's contribution                   198,636        25,759         94,029                     1,193,008
   Participants' contributions         ------------------------------------------------------------------------
                                           6,036,061       431,520      2,131,147                    28,501,882
Total receivables                      ------------------------------------------------------------------------
                                         168,991,849     7,032,592     42,459,829     1,361,841     739,869,376
Total assets

LIABILITIES                                  207,151                                                    207,151
Accrued liabilities                    ------------------------------------------------------------------------

                                       $ 168,784,698   $ 7,032,592   $ 42,459,829   $ 1,361,841   $ 739,662,225
NET ASSETS AVAILABLE FOR BENEFIT       ========================================================================




See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997


                                      GROWTH AND     GROWTH AND                 BALANCED FUND BALANCED FUND
                                         INCOME        INCOME                    (STOCKS AND  (STOCKS AND      MONEY
                                      STOCK FUND--   STOCK FUND--     GROWTH       BONDS)--      BONDS)--      MARKET
                                       INDEX TRUST    WINDSOR II    STOCK FUND    WELLINGTON    WELLESLEY       FUND
                                      ------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares in registered investment
   companies:
     Vanguard Index Trust--
       500 Portfolio                  $ 140,532,689
     Vanguard/PRIMECAP Fund                                        $ 152,439,572
     Vanguard/Wellington Fund                                                      $ 50,755,741
     Vanguard Money Market
       Reserves--Prime Portfolio                                                                              $ 39,473,598
     Bond Index/IC Fund
     Vanguard/Windsor II                             $ 23,566,591
     Vanguard/Wellesley Income
       Fund                                                                                      $ 4,919,816
     Vanguard International
       Growth Portfolio
   Common Stock of American
     Greetings Corporation
   Deposits with insurance companies
   Participant notes receivable
                                      ------------------------------------------------------------------------------------
Total investments                       140,532,689   23,566,591     152,439,572     50,755,741    4,919,816    39,473,598

Receivables:
   Employer's contribution                5,603,097    1,092,699       6,449,031      1,979,104      185,902     2,707,016
   Participants' contributions              236,285       57,052         268,479         90,967       11,381        60,321
   Other                                      9,056        1,211          11,231          2,798          144         2,595
                                      ------------------------------------------------------------------------------------
Total receivables                         5,848,438    1,150,962       6,728,741      2,072,869      197,427     2,769,932
                                      ------------------------------------------------------------------------------------
Total assets                            146,381,127   24,717,553     159,168,313     52,828,610    5,117,243    42,243,530

LIABILITIES
Accrued liabilities
                                      ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 146,381,127  $24,717,553   $ 159,168,313   $ 52,828,610  $ 5,117,243  $ 42,243,530
                                      ====================================================================================




                                       BOND INDEX/
                                       INVESTMENT     INTERNATIONAL     COMPANY   PARTICIPANT
                                      CONTRACT FUND     STOCK FUND    STOCK FUND   LOAN FUND        TOTAL
                                      ----------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares in registered investment
   companies:
     Vanguard Index Trust--
       500 Portfolio                                                                           $ 140,532,689
     Vanguard/PRIMECAP Fund                                                                      152,439,572
     Vanguard/Wellington Fund                                                                     50,755,741
     Vanguard Money Market
       Reserves--Prime Portfolio                                    $    149,577                  39,623,175
     Bond Index/IC Fund               $ 150,615,489                                              150,615,489
     Vanguard/Windsor II                                                                          23,566,591
     Vanguard/Wellesley Income
       Fund                                                                                        4,919,816
     Vanguard International
       Growth Portfolio                                $ 5,963,670                                 5,963,670
   Common Stock of American
     Greetings Corporation                                            38,448,858                  38,448,858
   Deposits with insurance companies      2,212,848                                                2,212,848
   Participant notes receivable                                                   $ 1,306,194      1,306,194
                                      ----------------------------------------------------------------------
Total investments                       152,828,337      5,963,670    38,598,435    1,306,194    610,384,643

Receivables:
   Employer's contribution                6,299,284        420,844     2,023,706                  26,760,683
   Participants' contributions              175,243         25,295        81,319                   1,006,342
   Other                                      7,535            900         3,200                      38,670
                                      ----------------------------------------------------------------------
Total receivables                         6,482,062        447,039     2,108,225                  27,805,695
                                      ----------------------------------------------------------------------
Total assets                            159,310,399      6,410,709    40,706,660    1,306,194    638,190,338

LIABILITIES
Accrued liabilities                         311,896                      129,396                     441,292
                                      ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 158,998,503    $ 6,410,709  $ 40,577,264  $ 1,306,194  $ 637,749,046
                                      ======================================================================



See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                      For the Year Ended December 31, 1998


                                               GROWTH AND      GROWTH AND                      BALANCED FUND    BALANCED FUND
                                                 INCOME          INCOME                         (STOCKS AND      (STOCKS AND
                                              STOCK FUND--     STOCK FUND--     GROWTH            BONDS)--        BONDS)--
                                               INDEX TRUST      WINDSOR II     STOCK FUND        WELLINGTON       WELLESLEY
                                             --------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments              $  36,741,031    $     684,315   $  29,288,360    $    (199,965)   $      (1,032)
Interest and dividend income                     2,767,271        2,889,120       6,855,415        6,276,979          794,855
Dividends from American Greetings
   Corporation common stock
Contributions:
   Participants                                  3,943,268        1,044,436       4,338,893        1,481,659          245,375
   Rollover                                        304,397          178,936         257,072           30,915           83,765
   Employer                                      5,936,967        1,110,229       6,445,921        1,967,882          320,431
                                             --------------------------------------------------------------------------------
Total additions                                 49,692,934        5,907,036      47,185,661        9,557,470        1,443,394

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                    9,531,566        1,747,792       9,872,130        3,232,673          203,063
Administrative expenses                                100              230           1,670              800              110
                                             --------------------------------------------------------------------------------
Total deductions                                 9,531,666        1,748,022       9,873,800        3,233,473          203,173
                                             --------------------------------------------------------------------------------
Net increase (decrease) prior to interfund
   transfers                                    40,161,268        4,159,014      37,311,861        6,323,997        1,240,221
Interfund transfers--net                        (1,576,871)         415,522     (12,968,036)        (812,266)       3,386,717
                                             --------------------------------------------------------------------------------
Net increase                                    38,584,397        4,574,536      24,343,825        5,511,731        4,626,938
Net assets available for benefits at
   beginning of year                           146,381,127       24,717,553     159,168,313       52,828,610        5,117,243
                                             --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                            $ 184,965,524    $  29,292,089   $ 183,512,138    $  58,340,341    $   9,744,181
                                             ================================================================================



                                                MONEY       BOND INDEX/
                                                MARKET       INVESTMENT      INTERNATIONAL      COMPANY      PARTICIPANT
                                                 FUND       CONTRACT FUND      STOCK FUND      STOCK FUND     LOAN FUND     TOTAL
                                            ----------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments                           $   3,217,465   $     766,368  $   1,726,521                 $  72,223,063
Interest and dividend income                $   2,285,691     9,700,446         134,429          9,945  $     103,133     31,817,284
Dividends from American Greetings
   Corporation common stock                                                                    738,455                       738,455
Contributions:
   Participants                                 1,115,055     2,659,930         401,403      1,270,316                    16,500,335
   Rollover                                       172,404         3,585          72,362         20,694                     1,124,130
   Employer                                     3,247,301     5,837,309         405,753      2,037,081                    27,308,874
                                            ----------------------------------------------------------------------------------------
Total additions                                 6,820,451    21,418,735       1,780,315      5,803,012        103,133    149,712,141

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                   6,355,098    13,357,664         510,502      2,805,281        136,030     47,751,799
Administrative expenses                               500                            90         43,663                        47,163
                                            ----------------------------------------------------------------------------------------
Total deductions                                6,355,598    13,357,664         510,592      2,848,944        136,030     47,798,962
                                            ----------------------------------------------------------------------------------------
Net increase (decrease) prior to interfund
   transfers                                      464,853     8,061,071       1,269,723      2,954,068        (32,897)   101,913,179
Interfund transfers--net                       11,460,609     1,725,124        (647,840)    (1,071,503)        88,544              -
                                            ----------------------------------------------------------------------------------------
Net increase                                   11,925,462     9,786,195         621,883      1,882,565         55,647    101,913,179
Net assets available for benefits at
   beginning of year                           42,243,530   158,998,503       6,410,709     40,577,264      1,306,194    637,749,046
                                            ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                           $  54,168,992 $ 168,784,698   $   7,032,592  $  42,459,829  $   1,361,841  $ 739,662,225
                                            ========================================================================================

See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              With Fund Information

                      For the Year Ended December 31, 1997


                                             GROWTH AND    GROWTH AND                 BALANCED FUND   BALANCED FUND
                                               INCOME        INCOME                    (STOCKS AND    (STOCKS AND       MONEY
                                             STOCK FUND--  STOCK FUND--     GROWTH       BONDS)--       BONDS)--        MARKET
                                             INDEX TRUST    WINDSOR II    STOCK FUND    WELLINGTON      WELLESLEY        FUND
                                            --------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments             $ 30,919,973  $  2,981,694   $  33,174,176   $  4,975,296  $   188,228
Interest and dividend income                   2,886,203     2,116,092      5,511,784       4,290,550      494,992   $  2,202,440
Dividends from American Greetings
   Corporation common stock
Contributions:
   Participants                                3,503,156       841,654       3,990,917      1,340,217      132,086        968,533
   Rollover                                      167,948       148,261         124,959         71,695       14,153         56,525
   Employer                                    5,604,456     1,092,596       6,450,725      1,980,040      185,876      2,707,209
                                           ---------------------------------------------------------------------------------------
Total additions                               43,081,736     7,180,297      49,252,561     12,657,798    1,015,335      5,934,707

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                  5,763,107     1,033,938       6,278,501      2,425,308      211,880      4,749,636
Administrative expenses                            8,070         1,172           8,001          2,700          246         13,249
                                           ---------------------------------------------------------------------------------------
Total deductions                               5,771,177     1,035,110       6,286,502      2,428,008      212,126      4,762,885
                                           ---------------------------------------------------------------------------------------
Net increase prior to interfund transfers     37,310,559     6,145,187      42,966,059     10,229,790      803,209      1,171,822
Interfund transfers--net                       9,884,376     5,124,545      11,228,777      2,733,469    1,812,539     (4,024,706)
                                           ---------------------------------------------------------------------------------------
Net increase (decrease)                       47,194,935    11,269,732      54,194,836     12,963,259    2,615,748     (2,852,884)
Net assets available for benefits at
   beginning of year                          99,186,192    13,447,821     104,973,477     39,865,351    2,501,495     45,096,414
                                           ---------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                          $ 146,381,127  $ 24,717,553   $ 159,168,313   $ 52,828,610  $ 5,117,243   $ 42,243,530
                                           =======================================================================================




                                            BOND INDEX/
                                            INVESTMENT    INTERNATIONAL   COMPANY    PARTICIPANT
                                           CONTRACT FUND   STOCK FUND    STOCK FUND    LOAN FUND       TOTAL
                                           ---------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments            $   3,910,941  $   (56,611) $ 11,183,499                $  87,277,196
Interest and dividend income                  10,316,317      261,874         8,311   $    87,239     28,175,802
Dividends from American Greetings
   Corporation common stock                                   731,832                                    731,832
Contributions:
   Participants                                2,891,131      399,137     1,263,997                   15,330,828
   Rollover                                       38,129       34,008        29,841                      685,519
   Employer                                    6,296,215      420,814     2,022,752                   26,760,683
                                           ---------------------------------------------------------------------
Total additions                               23,452,733    1,059,222    15,240,232        87,239    158,961,860

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                 16,896,507      315,705     2,339,582        67,400     40,081,564
Administrative expenses                           13,920          572        37,706                       85,636
                                           ---------------------------------------------------------------------
Total deductions                              16,910,427      316,277     2,377,288        67,400     40,167,200
                                           ---------------------------------------------------------------------
Net increase prior to interfund transfers      6,542,306      742,945    12,862,944        19,839    118,794,660
Interfund transfers--net                     (20,391,164)    (421,598)   (6,326,199)      379,961
                                           ---------------------------------------------------------------------
Net increase (decrease)                      (13,848,858)     321,347     6,536,745       399,800    118,794,660
Net assets available for benefits at
   beginning of year                         172,847,361    6,089,362    34,040,519       906,394    518,954,386
                                           ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                          $ 158,998,503  $ 6,410,709  $ 40,577,264   $ 1,306,194  $ 637,749,046
                                           =====================================================================


See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997


A.     DESCRIPTION OF PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, copies of which are available from the Administrative Committee of the Plan, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors. No additional contributions were made in either the 1998 or 1997 plan years.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 25% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. In 1998, the Corporation amended the Plan to increase its contribution to 40% of the first 6% for all full-time non-union employees and certain union employees. All contributions are invested in accordance with the participants' investment elections.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued

A.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT ACCOUNTS AND VESTING

Each participant's account is credited with the participant's 401(k) contributions, allocations of the Corporation's profit sharing contribution and 401(k) match, and Plan earnings; allocations are based on participant compensation, participant elections, and account balances, respectively. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions.

INVESTMENT OPTIONS

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 10% to any of the investment options offered under the Plan

PARTICIPANT LOANS

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments over a period not to exceed the life expectancy of the participant.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued



A.     DESCRIPTION OF THE PLAN--CONTINUED

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value except for its deposits with an insurance company (see below). The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at the Plan's year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The value of deposits with an insurance company represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to Vanguard Fiduciary Trust Company (the "Trustee") to pay retirement benefits and the insurance companies' administrative expenses.
The cost of the deposits approximate their fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.     INVESTMENTS

The Plan's investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:


                                                                 DECEMBER 31
                                                           1998               1997
                                                      -------------------------------

Vanguard Index Trust--500 Portfolio                   $ 178,738,479     $ 140,532,689
Vanguard/PRIMECAP Fund                                  176,764,139       152,439,572
Vanguard/Wellington Fund                                 56,270,038        50,755,741
Vanguard Money Market Reserves--
   Prime Portfolio                                       50,888,993        39,623,175
Bond Index/IC Fund                                      160,585,592       150,615,489
Common Stock of American Greetings
   Corporation                                           40,275,815        38,448,858

During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:


                                                         1998             1997
                                                    -----------------------------
Investments at fair value as determined
  by quoted market price:
     Vanguard Index Trust--500 Portfolio            $ 36,741,031     $ 30,919,973
     Vanguard/PRIMECAP Fund                           29,288,360       33,174,176
     Vanguard/Wellington Fund                           (199,965)       4,975,296
     Bond Index/IC Fund                                3,217,465        3,910,941
     Vanguard/Windsor II                                 684,315        2,981,694
     Vanguard/Wellesley Income Fund                       (1,032)         188,228
     Vanguard International Growth
       Portfolio                                         766,368          (56,611)
     Common Stock of American
       Greetings Corporation                           1,726,521       11,183,499
                                                   -------------------------------

                                                   $  72,223,063     $ 87,277,196
                                                   ===============================

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 77,418 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 1998 (34,737 and 950,000 shares, respectively, at December 31, 1997). The Plan received dividends from the Corporation's stock of $738,455 and $731,832 in 1998 and 1997, respectively. Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

F.     NUMBER OF PARTICIPANTS (UNAUDITED)

The following are the number of participants contributing to the Plan's investment options:


                                                               DECEMBER 31
                                                           1998          1997
                                                          --------------------
Growth and Income Stock Fund--Index Trust                 6,230          6,250
Growth and Income Stock Fund--Windsor II                  1,726          1,486
Growth Stock Fund (PRIMECAP Fund)                         6,116          6,328
Balanced Fund (Stocks and Bonds)--Wellington              2,553          2,475
Balanced Fund (Stocks and Bonds)--Wellesley                 584            382
Money Market Fund                                         2,268          2,017
Bond Index--Investment Contact Fund                       5,522          5,993

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


International Stock Fund                                    801            800
Company Stock Fund                                        3,244          3,249

F.     NUMBER OF PARTICIPANTS (UNAUDITED)--CONTINUED

The total number of participants in the Plan is less than the sum of the above number of participants because many are participating in more than one investment option.

G.       YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by August 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Although the Plan Sponsor is confident that all systems will be year 2000 ready, they have developed a contingency plan which is expected to be completed by November 1999.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan
                            EIN: 34-0065325 Plan #001

      Form 5500, Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                           DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER, LESSOR OR                 RATE OF INTEREST,
                    SIMILAR PARTY                            PAR OR MATURITY VALUE               COST            CURRENT VALUE
-------------------------------------------------------------------------------------------------------------------------------

VALUE OF INTEREST IN REGISTERED INVESTMENT
  COMPANIES

*Vanguard Index Trust--500 Portfolio                            1,568,569 shares           $     98,017,890   $     178,738,479
*Vanguard/PRIMECAP Fund                                         3,708,857 shares                102,957,606         176,764,139
*Vanguard/Wellington Fund                                       1,917,207 shares                 49,255,609          56,270,038
*Vanguard Money Market Reserves Prime Portfolio                50,888,993 shares                 50,888,993          50,888,993
*Bond Index/IC Fund                                            15,636,378 shares                160,585,592         160,585,592
*Vanguard/Windsor II                                              941,705 shares                 25,488,168          28,109,908
*Vanguard/Wellesley Income Fund                                   425,019 shares                  9,284,761           9,401,421
*Vanguard International Growth Portfolio                          351,682 shares                  6,026,767           6,601,072
                                                                                           ------------------------------------

Total value of interest in registered investment
   companies                                                                                    502,505,386         667,359,642

EMPLOYER-RELATED INVESTMENTS

*American Greetings Corp. Class A Common Stock                     77,418 shares                  3,441,473           3,178,977
*American Greetings Corp. Class B Common Stock                    900,000 shares                 18,108,312          37,096,838
                                                                                           ------------------------------------

Total employer-related investments                                                               21,549,785          40,275,815

INSURANCE COMPANY GENERAL ACCOUNTS

Mutual Benefit Life GA-4207C                                5.10%, Matures 12-31-99               1,511,171           1,511,171
Mutual Benefit Life GA-4207W                                14.4%, Matures 12-31-99                 859,025             859,025
                                                                                           ------------------------------------

TOTAL INSURANCE COMPANY GENERAL ACCOUNTS                                                          2,370,196           2,370,196

*LOANS TO PARTICIPANTS                                    8 % to 10%, Matures 1-5 years                   -           1,361,841
                                                                                           ------------------------------------

                                                                                            $   526,253,367   $     711,367,494
                                                                                           ====================================


*        Indicates party-in-interest to the Plan.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan
                            EIN: 34-0065325 Plan #001
            Form 5500, Item 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1998


CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


                                                         PURCHASES                   SALES
                                                     -------------------------------------------------------------
               DESCRIPTION OF ASSETS                 NO.       AMOUNT         NO.          AMOUNT          GAIN
------------------------------------------------------------------------------------------------------------------
*Vanguard Index Trust-500 Portfolio                  233    $ 35,084,950      244      $ 33,620,191    $ 9,549,435

*Vanguard Prime Money Market Fund                    236      41,631,726      229        30,365,908              -

*Vanguard/PRIMECAP Fund                              220      31,266,343      246        36,230,136      9,547,609

*Bond Index/IC Fund                                  241      37,526,736      247        30,626,750      1,136,843


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.


*        Indicates party-in-interest to the Plan.